January 23, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC  20549

Filed Via EDGAR

Re:         Xedar Corporation
 Accession Number 0001079974-08-000086
CIK Number 0000108770
Form SB-2
Filed January 23, 2008
File No. 333-148804

Ladies and Gentlemen::

Xedar Corporation (the “Company”) hereby respectfully requests immediate withdrawal of a Registration Statement on Form SB-2 (File No. 333-148804) filed on January 23, 2008, together with all exhibits thereto (collectively, the “Registration Statement”).   Due to a computer malfunction this filing was submitted under the Company’s codes but does not belong to us.

Thank you for your assistance regarding this matter.

Sincerely,

/s/ Steven M. Bragg
Steven M. Bragg

Chief Financial Officer and Treasurer